 Points International Reports Preliminary Second Quarter 2020 Results

- Business Trends Continue to Improve -

- Achieved Approximately Break-Even Adjusted EBITDA for the Quarter -

- Full Q2 2020 Financial Results to be Issued on August 12, 2020 -

TORONTO - July 8, 2020 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is providing a preliminary update on its second quarter 2020 results.

Q2 2020 Financial Highlights

● Gross profit is expected to range between $6.5 million and $7.1 million.

● Adjusted EBITDA[1] is expected to range between $(0.2) million and $0.3 million.

● At June 30, 2020, total funds available[2] stood at approximately $107 million, including a $35 million drawdown on the Company's revolving credit facility.

Q2 2020 Operational Highlights

● Loyalty Currency Retailing (LCR): Launched a new partnership with Qatar Airways' Privilege Club in June--deploying Buy, Gift and Transfer services into market with additional LCR services expected later this year.

● Platform Partners: Expanded exchange opportunities across the platform, including the addition of Virgin Australia's Velocity program to the Choice Privileges exchange program, and connecting Citi Bank's ThankYou points with the Emirates Skywards program.

Management Commentary

"Given the ongoing global impact from COVID-19, we felt it was important to provide an early look into our improving business metrics for the second quarter," said Rob MacLean, CEO of Points. "Although we have paused hiring and material capital expenditures since mid-March, we have maintained our team and everyone continues to work remotely, seamlessly and at full capacity. This has proven to be an  important asset, as many of our loyalty program partners have become increasingly engaged in marketing and merchandising our revenue generating services over the last couple of months. Since the lockdown started, we have been fully occupied with new deployments for a number of existing partners like Air Canada, while also launching new partners around the world such as Quidco in the UK and Qatar in the Middle East.

"Our performance in the second quarter was much stronger than we originally anticipated at the beginning of the pandemic, as trends have steadily improved since the low points in late March and early April. In June, we generated gross profit that was almost 70% of our 2019 monthly average, up from just under 50% in May and 20% in April. Cash grew through the May/June period and, at this point, we are optimistic these positive trends will continue through the second half of 2020.  Given our improved performance and strong balance sheet, we elected to repay $5 million on our revolving credit facility in June, bringing our balance down to $35 million as of June 30, 2020.

1 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange and share-based compensation) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

2 Total funds available is defined as cash and cash equivalents, cash held in trust, and funds receivable from payment processors.

"Although we are still operating in uncertain times, we are pleased to see trends moving in the right direction, as we experienced sequential improvement across most financial metrics throughout the second quarter. Importantly, we remain very active in building our new business pipeline.  Furthermore, deployments during the second quarter tell us that our partners and prospects will continue to seek out revenue opportunities through loyalty marketing and targeted campaigns as they actively manage the balance between navigating near-term headwinds and positioning themselves to accelerate growth as the environment improves.

"Looking ahead, we are well-capitalized to see through this unprecedented time, and we will continue to operate our business with diligent cost management. I want to thank our employees, shareholders and partners for their continued dedication and support throughout this difficult period."

Points will report its full second quarter 2020 results and provide additional updates on August 12, 2020.

About Points International Ltd.

Points, (TSX: PTS) (NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London, Singapore, and Dubai.

For more information, visit www.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, our expected performance in the second quarter of 2020, our ability to be cash flow positive in the second half of 2020, statements relating to plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to efforts to mitigate degradation in transaction volumes, our liquidity and capitalization, our cost mitigation efforts, and our ability to deliver on our long-term goals), our business pipeline and ability to sign and launch new loyalty program partnerships, our ability to sell additional products and services to existing loyalty program partners, and our growth strategies. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business.  In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; and (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

The Company will provide a full reconciliation of these non-GAAP measures when it reports its full second quarter 2020 financial results on August 12, 2020.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com